UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                     ------

                      Applied Science and Technology, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   038236 105
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 68211 K 115                 13G                     Page 2 of 6 Pages

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Donald K. Smith
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                 (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                                                    United States
--------------------------------------------------------------------------------
                                    (5) Sole Voting Power: 316,252 shares (which
                                    includes  10,800  shares of Shares of Common
Number                              Stock  underlying  stock  options  which are
                                    exercisable  within  60  days  of  the  date
                                    hereof).
Beneficially                        --------------------------------------------
                                    (6) Shared Voting Power
Owned by                                              -0-
                                    --------------------------------------------
Each Reporting                      (7) Sole Dispositive  Power:  316,252 shares
                                    (which  includes  10,800  shares  of  Common
Person With                         Stock  underlying  stock  options  which are
                                    exercisable  within  60  days  of  the  date
                                    hereof).
                                    --------------------------------------------
                                    (8) Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
316,252 shares (which includes 10,800 shares of Common Stock underlying stock options which are exercisable within 60 days of the date hereof).
 -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                           [ ]
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          6.8%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
                                                                   IN
--------------------------------------------------------------------------------








                                                              Page 3 of 6 Pages


Item 1(a).        NAME OF ISSUER:

                  Applied Science and Technology, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  35 Cabot Road, Woburn, Massachusetts 01801

Item 2(a).        NAME OF PERSON FILING:

                  Donald K. Smith

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  35 Cabot Road, Woburn, Massachusetts 01801

Item 2(c).        CITIZENSHIP:

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP NUMBER:

                  038236 105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ] Broker or Dealer  registered  under section 15 of the
                           Act

                  (b)  [ ] Bank as defined in section 3(a) (6) of the Act

                  (c)  [ ] Insurance  Company as defined in section 3(a) (19) of the Act

                  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

                  (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940







                                                               Page 4 of 6 Pages

                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ]  Parent   Holding   Company,    in   accordance   with
                           ss.240.13d-1 (b) (ii) (G)

                  (h) [ ]  Group, in accordance with  ss.240.13d-1  (b) (1) (ii)
                           (H)

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           316,252 shares of Common Stock, which includes 10,800 shares of Common Stock underlying stock options that are exercisable within 60 days of the date hereof.

                  (b)      PERCENT OF CLASS:

                           6.8%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    316,252   shares  of  Common   Stock   which
                                    includes   10,800  shares  of  Common  Stock
                                    underlying    stock    options    that   are
                                    exercisable within 60 days of the date hereof.

                           (ii)     Shared power to vote or to direct the vote:

                                    -0- shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    316,252   shares  of  Common   Stock   which
                                    includes   10,800  shares  of  Common  Stock
                                    underlying    stock    options    that   are
                                    exercisable within 60 days of the date hereof.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    -0- shares









                                                              Page 5 of 6 Pages

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                                              Page 6 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                      April 18, 1997
                                          --------------------------------------
                                                         (Date)


                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          Donald K. Smith, Senior Vice President
                                                     (Name and Title)